					Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2005	2006	2007	2008	2009

GROSS G&A	42,142	62,876	73,453	86,212	69,987
NET G&A	18,866	27,634	34,182	38,673	34,046
INTEREST EXPENSE, NET	24,873	23,582	28,082	31,079	30,663
RENTAL & LEASE EXPENSE	2,529	2,567	2,952	2,947	3,973
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	156,129	248,308	244,556	(412,758)	(64,617)
CAPITALIZED INTEREST	7,199	9,211	9,545	8,037	6,107

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	44.77%	43.95%	46.54%	44.86%	48.65%
NON-CAPITAL RENT EXPENSE	1,132	1,128	1,374	1,322	1,933
1/3 NON-CAPITAL RENT EXPENSE	377	376	458	441	644
FIXED CHARGES	32,449	33,169	38,085	39,557	37,414
EARNINGS	181,379	272,266	273,096	(381,238)	(33,310)

RATIO OF EARNINGS TO FIXED CHARGES	5.59	8.21	7.17	(9.64)	(0.89)

Amount needed for a "break-even" ratio earnings				420,795	70,724

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the $754.3 million non-cash charge incurred in the fourth quarter of 2008, and the $79.3 million non-cash charge incurred in the first quarter of 2009, both caused by a write-down in the carrying value of oil and gas properties, 2008 earnings were insufficient by $420.8 million, and 2009 earnings were insufficient by $70.7 million, to cover fixed charges in these periods.
If the $754.3 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 9.43 for 2008. If the $79.3 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 1.23 for 2009.